UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Funtalk China Holdings Limited
(Name of Company)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G36993 106
(CUSIP Number)

Dongping Fei
21/F, Block D The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Tel: +86-10-5709-1198
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Capital Ally Investments Limited

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐
3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,813,062
8. Shared Voting Power 0
9. Sole Dispositive Power 1,813,062
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,813,062 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

3.5% (2)

14.	Type of Reporting Person *

IV

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010 plus ordinary shares issuable upon exercise of warrants beneficially owned by such reporting person.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person GM Investment Company Limited

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐
3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 16,888,062
9. Sole Dispositive Power 15,075,000
10. Shared Dispositive Power 1,813,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,888,062 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

32.9% (2)

14.	Type of Reporting Person *

IV

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010 plus ordinary shares issuable upon exercise of warrants beneficially owned by such reporting person.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Style Technology Development Limited

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐
3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,813,062
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,813,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,813,062 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

3.5% (2)

14.	Type of Reporting Person *

IV

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010 plus ordinary shares issuable upon exercise of warrants beneficially owned by such reporting person.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Golden Meditech Company Limited

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐
3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 16,888,062
9. Sole Dispositive Power 15,075,000
10. Shared Dispositive Power 1,813,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,888,062 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

32.9% (2)

14.	Type of Reporting Person *

CO

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010 plus ordinary shares issuable upon exercise of warrants beneficially owned by such reporting person.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Sinowill Holding Limited

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐
3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,461,062
9. Sole Dispositive Power 9,648,000
10. Shared Dispositive Power 1,813,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,461,062 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

22.4% (2)

14.	Type of Reporting Person *

IV

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010 plus ordinary shares issuable upon exercise of warrants beneficially owned by such reporting person.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Huge Harvest Enterprises Limited

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,412,000
9. Sole Dispositive Power 2,412,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,412,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

4.9% (2)

14.	Type of Reporting Person *

IV

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010 plus ordinary shares issuable upon exercise of warrants beneficially owned by such reporting person.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Kingstate Group Limited

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,412,000
9. Sole Dispositive Power 2,412,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,412,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

4.9% (2)

14.	Type of Reporting Person *

IV

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Trend Focus Limited

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 603,000
9. Sole Dispositive Power 603,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

603,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

1.2% (2)

14.	Type of Reporting Person *

IV

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Nana Gong

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,461,062
9. Sole Dispositive Power 9,648,000
10. Shared Dispositive Power 1,813,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,461,062 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

22.4% (2)

14.	Type of Reporting Person *

IN

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010 plus ordinary shares issuable upon exercise of warrants beneficially owned by such reporting person.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Kuo Zhang

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 11,461,062
9. Sole Dispositive Power 9,648,000
10. Shared Dispositive Power 1,813,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,461,062 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

22.4% (2)

14.	Type of Reporting Person *

IN

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010 plus ordinary shares issuable upon exercise of warrants beneficially owned by such reporting person.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Dongping Fei

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,225,062
9. Sole Dispositive Power 2,412,000
10. Shared Dispositive Power 1,813,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,225,062 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

8.2% (2)

14.	Type of Reporting Person *

IN

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010 plus ordinary shares issuable upon exercise of warrants beneficially owned by such reporting person.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Hengyang Zhou

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,412,000
9. Sole Dispositive Power 2,412,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,412,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

4.9% (2)

14.	Type of Reporting Person *

IN

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Francis Kwok Cheong Wan

2.	Check the Appropriate Box if a Member of a Group* (a) ☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,380
8. Shared Voting Power 603,000
9. Sole Dispositive Power 613,320
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

613,320 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

1.2% (2)

14.	Type of Reporting Person *

IN

(1)	See Item 5 below.
(2)	Based on 49,457,143 ordinary shares outstanding as of July 8, 2010 plus ordinary shares issuable upon exercise of warrants beneficially owned by such reporting person.

Item 1. Security and Company.

This statement relates to ordinary shares, par value $0.001 per share, of Funtalk China Holdings Limited, a Cayman Islands exempted company (the “Company”). The address of the Company’s principal executive office is 21/F, Block D The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing, China.  This Schedule 13D/A is being filed on behalf of Capital Ally Investments Limited (“Capital Ally”), GM Investment Company Limited (“GM Investment”), Style Technology Development Limited (“Style Technology”), Golden Meditech Company Limited (“Golden Meditech”), Sinowill Holding Limited (“Sinowill”), Huge Harvest Enterprises Limited (“Huge Harvest”), Kingstate Group Limited (“Kingstate”), Trend Focus Limited (“Trend Focus”), Nana Gong, Kuo Zhang, Dongping Fei, Hengyang Zhou and Francis Kwok Cheong Wan to disclose their current direct or indirect beneficial ownership of the Company’s outstanding ordinary shares.

Item 2. Identity and Background.

(a)-(c), (f) This Schedule 13D/A is being filed jointly by: Capital Ally, GM Investment, Style Technology, Golden Meditech, Nana Gong, Sinowill, Huge Harvest, Kingstate, Trend Focus, Nana Gong, Kuo Zhang, Dongping Fei, Hengyang Zhou and Francis Kwok Cheong Wan (collectively, the “Reporting Persons”).  The business address of Capital Ally is 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong.  The business address of GM Investment is 48/F Bank of China Tower, 1 Garden Road, Central, Hong Kong.  The business address of Style Technology is Room 2702, Lucky Commercial Centre, 103-109 Des Voeux Road West, Hong Kong.  The business address of Golden Meditech is P.O. Box 1350 GT, Clifton House, 75 Fort Street, George Town, Grand Cayman, Cayman Islands, British West Indies.  Each of Sinowill, Huge Harvest, Kingstate and Trend Focus is a British Virgin Islands company.  Sinowill is wholly owned by Nana Gong and controlled by Kuo Zhang, who is the chairman of the Company’s board of directors.  The business address of each of Sinowill, Nana Gong and Kuo Zhang is 21/F, Block D The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing, China.  Huge Harvest is wholly owned and controlled by Dongping Fei, who is a director of the Company and its chief executive officer.  The business address of each of Huge Harvest and Dongping Fei is 21/F, Block D The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing, China.  Kingstate is wholly owned and controlled by Hengyang Zhou, who is the executive president of Beijing Funtalk Century Technology Co., Ltd., the wholly owned subsidiary of the Company in China. The business address of each of Kingstate and Hengyang Zhou is 21/F, Block D The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing, China.  Trend Focus is wholly owned and controlled by Francis Kwok Cheong Wan, who is the senior vice president of corporate investor relations.  The business address of each of Trend Focus and Francis Kwok Cheong Wan is 21/F, Block D The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing, China.  The principal business of each of Capital Ally and GM Investment, Sinowill, Huge Harvest, Kingstate and Trend Focus is investment holdings.  The principal business of Style Technology is investment.  The principal business of Golden Meditech is the provision of healthcare services and the development, manufacture and sale of medical devices and natural herbal medicines. The principal occupation or employment of Nana Gong is investment. The principal occupation or employment of each of Kuo Zhang, Dongping Fei, Hengyang Zhou and Francis Kwok Cheong Wan is management. The citizenship of each of Nana Ging, Kuo Zhang, Dongping Fei and Hengyang Zhou is the People’s Republic of China. The citizenship of Francis Kwok Cheong Wan is Canada.

Capital Ally is a British Virgin Islands company 50% owned and controlled by each of (i) GM Investment, a Hong Kong company, and (ii) Style Technology, a Hong Kong company. GM Investment is wholly owned and controlled by Golden Meditech, a PRC-based public company incorporated in the Cayman Islands. Mr. Zhang and Mr. Fei are both directors of Capital Ally and hold voting and dispositive power over the ordinary shares owned by Capital Ally. Style Technology and GM Investment share voting and dispositive power with respect to the warrants of the Company held by Capital Ally. The board of directors of Golden Meditech make the decisions regarding the voting and disposition of the shares owned by GM Investment. Ms. Nana Gong beneficially owns a 64% equity interest in Style Technology through Sinowill and holds voting and dispositive power over the ordinary shares owned by Style Technology. Huge Harvest, Kingstate and Trend Focus holds a 16%, 16% and 4% equity interest, respectively, in Style Technology.

On July 7, 2010, Capital Ally transferred all of the 30,150,000 ordinary shares of the Company held by it (the “Share Transfers”) to five transferees (collectively, the “Transferees”) as follows:

(1) 15,075,000 ordinary shares of the Company to GM Investment;
(2) 9,648,000 ordinary shares of the Company to Sinowill;
(3) 2,412,000 ordinary shares of the Company to Huge Harvest;
(4) 2,412,000 ordinary shares of the Company to Kingstate; and
(5) 603,000 ordinary shares of the Company to Trend Focus.

(d) During the past five years, none of the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No funds were used in the Share Transfers.  The Share Transfers were effected in consideration of each of the Transferees entering into agreements to be subject to certain obligations, such as restrictions on voting via voting agreements and restrictions on share transfer via lock-up agreements, to which Capital Ally was originally subject before such transfers.

Item 4. Purpose of Transaction.

The sole purpose of the Share Transfers is for Capital Ally to transfer to its direct and indirect shareholders the ordinary shares of the Company held by Capital Ally.  The Reporting Persons’ holdings are for the purpose of investment only and the Reporting Persons do not have any purpose, intent or plan to acquire control over the Company.

Item 5. Interest in Securities of the Company.

(a)-(b) The following information with respect to the ownership of the ordinary shares, with a par value of US$0.001 per share, of the Company by each of the reporting persons is provided as of July 8, 2010:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:(1)	Shared power to vote or to direct the vote:(2)	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Capital Ally	1,813,062(3)	3.5%	1,813,062	0	1,813,062	0
GM Investment	16,888,062(3)	32.9%	0	16,888,062	15,075,000	1,813,062
Style Technology	1,813,062(3)	3.5%	0	1,813,062	0	1,813,062
Golden Meditech	16,888,062(3)	32.9%	0	16,888,062	15,075,000	1,813,062
Sinowill	11,461,062(3)	22.4%	0	11,461,062	9,648,000	1,813,062
Huge Harvest	2,412,000	4.9%	0	2,412,000	2,412,000	0
Kingstate	2,412,000	4.9%	0	2,412,000	2,412,000	0
Trend Focus	603,000	1.2%	0	603,000	603,000	0
Nana Gong	11,461,062(3)	22.4%	0	11,461,062	9,648,000	1,813,062
Kuo Zhang	11,461,062(3)	22.4%	0	11,461,062	9,648,000	1,813,062
Dongping Fei	4,225,062(3)	8.2%	0	4,225,062	2,412,000	1,813,062
Hengyang Zhou	2,412,000	4.9%	0	2,412,000	2,412,000	0
Francis Kwok Cheong Wan	613,320(4)	1.2%	10,320	603,000	613,320	0
(1) This sole power to vote or direct the vote only relates to matters not covered by the Voting Agreement (defined below) and the Merger Agreement (defined below).
(2) This shared power to vote or direct the vote includes power relating to matters covered by the Voting Agreement and the Merger Agreement.
(3) Includes 1,813,062 ordinary shares issuable upon exercise of warrants beneficially owned by Capital Ally.
(4) Includes (i) 603,000 ordinary shares held by Trend Focus and (ii) 9,380 ordinary shares, 100 Class A warrants and 840 Class B redeemable warrants beneficially owned by Mr. Wan.

The Reporting Persons, as a group, beneficially own an aggregate of 30,150,000 ordinary shares, class A warrants to purchase 113,062 ordinary shares and class B warrants to purchase 1,700,000 ordinary shares of the Company, representing approximately 62.4% of the total issued and outstanding ordinary shares as of July 8, 2010 (including ordinary shares issuable upon exercise of warrants beneficially owned by the Reporting Persons).

(c) The Reporting Persons have not effected any transactions relating to the ordinary shares or any other equity securities of the Company during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the original merger agreement in September 2008, upon the closing of certain business combination transactions effective on July 9, 2009, Capital Ally and Arch Digital Holdings Limited (“Arch”) were entitled to designate six members of the board and Middle Kingdom Alliance Corp. was entitled to designate the seventh one. In June 2010, the parties to the merger agreement entered into a third amendment to the merger agreement to increase the Company’s board size to eight members and to allow Capital Ally and Arch to designate one additional director. On June 30, 2010, in connection with Capital Ally’s distribution of all of the ordinary shares it held in the Company to GM Investment and the shareholders of Style Technology, namely Sinowill, Huge Harvest, Kingstate and Trend Focus, the new shareholders entered into a fourth amendment to the merger agreement with the parties to the merger agreement. According to the fourth amendment, GM Investment, Sinowill, Huge Harvest, Kingstate and Trend Focus assumed Capital Ally’s rights and obligations under the merger agreement. Pursuant to the merger agreement, as amended (the “Merger Agreement”), GM Investment, Sinowill, Huge Harvest, Kingstate and Trend Focus, together with Arch, are entitled to designate seven members of the Company’s board. Additionally, at least half of the directors designated by GM Investment, Sinowill, Huge Harvest, Kingstate, Trend Focus and Arch shall be “independent directors” as defined by Nasdaq Marketplace Rules.

Capital Ally, through a voting agreement it entered into on July 9, 2009 (the “Voting Agreement”), is obligated to vote all of its voting shares in favor of the person nominated by the representatives of Middle Kingdom (as defined therein) at any annual or special meeting called, or in connection with any other action (including the execution of written consents) taken for the purpose of electing directors to the board of directors of the Company.  In connection with the Share Transfers, each of the Transferees has entered into a deed of adherence dated as of June 30, 2010 to be bound by the provisions of the Voting Agreement.

Furthermore, pursuant to a lock-up agreement dated as of July 9, 2009 (the “Lock-up Agreement”), Capital Ally agreed, subject to certain exceptions, not to transfer or dispose of any of the Company’s ordinary shares it held for a certain period of time.  In connection with the transfer of 15,075,000 ordinary shares of the Company from Capital Ally to GM Investment, GM Investment has entered into a deed of adherence dated as of June 30, 2010 to be bound by the provisions of the Lock-up Agreement, whereas other shareholders are bound by existing lock-up agreements.  As a result of the above agreements, the Reporting Persons constitute a group, which is deemed to beneficially own all securities beneficially owned by group members.

Item 7.  Materials to be Filed as Exhibits.

10.1. Joint Filing Agreement, dated July 16, 2010, by and among Capital Ally Investments Limited, GM Investment, Style Technology, Golden Meditech, Sinowill, Huge Harvest, Kingstate, Trend Focus, Nana Gong, Kuo Zhang, Dongping Fei, Hengyang Zhou and Francis Kwok Cheong Wan pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

10.2. Agreement and Plan of Merger, Conversion and Share Exchange by and among Middle Kingdom, MK Arizona Corp., Pypo Digital Company Limited, Pypo Holdings (HK) Company Limited, Beijing Funtalk Century Technology Group Company Limited, Arch and Capital Ally, dated September 5, 2008 (incorporated by reference to annex A to Amendment No. 9 to Form S-4, SEC File No. 333-153492)

10.3. Amendment No. 3 to Agreement and Plan of Merger, Conversion and Share Exchange by and among the Company, Pypo Digital Company Limited, Pypo Holdings (HK) Company Limited, Beijing Funtalk Century Technology Group Company Limited, Arch, Capital Ally, Michael Marks and Bernard J. Tanenbaum III, dated June 1, 2010 (incorporated by reference to exhibit 2.4 to Post-Effective Amendment No.6 to Form S-4 on Form F-1, SEC File No. 333-153492)

10.4. Amendment No. 4 to Agreement and Plan of Merger, Conversion and Share Exchange by and among the Company, Pypo Digital Company Limited, Pypo Holdings (HK) Company Limited, Beijing Funtalk Century Technology Group Company Limited, Arch, Capital Ally, GM Investment, Sinowill, Huge Harvest, Kingstate and Trend Focus dated June 30 2010 (incorporated by reference to exhibit 4.5 to the Annual Report on Form 20-F dated July 9, 2010, SEC File No. 001-34578)

10.5 Form of Voting Agreement by and among the Company, Michael Marks, Bernard J. Tanenbaum III, Arch and Capital Ally (incorporated by reference to annex F to Amendment No. 9 to Form S-4 of the Company, SEC File No. 333-153492)

10.6. Deed of Adherence to Voting Agreement dated as of June 30, 2010 by and among GM Investment, Sinowill, Huge Harvest, Kingstate, Trend Focus, the Company, Capital Ally, Arch, Michael Marks and Bernard J. Tanenbaum III (incorporated by reference to exhibit 4.104 to the Annual Report on Form 20-F of the Company dated July 9, 2010, SEC File No. 001-34578)

10.7. Form of Lock-up Agreement by and among the Company, Arch and Capital Ally (incorporated by reference to annex G to Amendment No. 9 to Form S-4 of the Company, SEC File No. 333-153492)

10.8. Deed of Adherence to Lock-up Agreement dated as of June 30, 2010 by and among the Company, Arch, Capital Ally and GM Investment (incorporated by reference to exhibit 4.102 to the Annual Report on Form 20-F dated July 9, 2010, SEC File No. 001-34578)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  July 16, 2010

CAPITAL ALLY INVESTMENTS LIMITED

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Director

GM INVESTMENT COMPANY LIMITED

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Director

GOLDEN MEDITECH COMPANY LIMITED

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Company Secretary

STYLE TECHNOLOGY DEVELOPMENT LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

SINOWILL HOLDING LIMITED

By:	/s/ Nana Gong
Name:	Nana Gong
Title:	Director

HUGE HARVEST ENTERPRISES LIMITED

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Director

KINGSTATE GROUP LIMITED

By:	/s/ Hengyang Zhou
Name:	Hengyang Zhou
Title:	Director

TREND FOCUS LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

NANA GONG

/s/ Nana Gong
Nana Gong

KUO ZHANG

/s/ Kuo Zhang
Kuo Zhang

DONGPING FEI

/s/ Dongping Fei
Dongping Fei

HENGYANG ZHOU

/s/ Hengyang Zhou
Hengyang Zhou

FRANCIS KWOK CHEONG WAN

/s/ Francis Kwok Cheong Wan
Francis Kwok Cheong Wan